

NEWS RELEASE

ORLA MINING COMMENCES TRADING ON
NYSE AMERICAN UNDER SYMBOL "ORLA"

VANCOUVER, BC – December 22, 2020 - **Orla Mining Ltd.** (TSX: OLA, NYSE American: ORLA) ("Orla" or the "Company") is pleased to announce that its common shares will commence trading on the New York Stock Exchange (NYSE) American at market open today under the symbol "ORLA". The Company retains its listing on the Toronto Stock Exchange (TSX) in Canada under the trading symbol "OLA."

About Orla Mining Ltd.

Orla is developing the Camino Rojo Oxide Gold Project, an advanced gold and silver open-pit and heap leach project, located in Zacatecas State, Central Mexico. The project is 100% owned by Orla and covers over 160,000 hectares. The technical report entitled "Feasibility Study, NI 43-101 Technical Report on the Camino Rojo Gold Project — Municipality of Mazapil, Zacatecas, Mexico" dated June 25, 2019 is available on SEDAR at www.sedar.com under the Company's profile as well as on Orla's website at www.orlamining.com. Orla also owns 100% of the Cerro Quema Project located in Panama which includes a near-term gold production scenario and various exploration targets. The Cerro Quema Project is a proposed open pit mine and gold heap leach operation. Please refer to the "Cerro Quema Project – Pre-feasibility Study on the La Pava and Quemita Oxide Gold Deposits" dated August 15, 2014, which is also available on SEDAR at www.sedar.com.

Forward-looking Statements

This news release contains certain "forward-looking statements" within the meaning of Canadian securities legislation and United States securities laws, rules and legislation, including the provisions for ''safe harbor'' under the United States Private Securities Litigation Reform Act of 1995,and such "forward-looking statements" include, without limitation, statements with respect to the anticipated timing for trading on the NYSE American, as well as the Company's objectives and strategies. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this news release, including without limitation, assumptions that all conditions of the Company's credit facility will be met, the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: risks related to not obtaining any required approvals, risks related to uncertainties inherent in the preparation of feasibility studies, drill results and the estimation of mineral reserves and mineral resources; and risks associated with executing the Company's objectives and strategies, including costs and expenses, as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 23, 2020, available on www.sedar.com. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.



NEWS RELEASE

Cautionary Note to U.S. Investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of the Company have been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of US securities laws. As such, certain information contained in the documents referenced herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the U.S. SEC.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Director, Investor Relations

www.orlamining.com
info@orlamining.com